Exhibit 10.9

Term Sheet for Restricted Offering of Senior Secured Convertible Notes and Warrants

The purpose of this letter is to set forth the indicative terms pursuant to which, subject to certain conditions set forth herein, the Investors (as defined below) would purchase certain securities of Vinco Ventures, Inc., a Nevada corporation (the “Company”), and the Company would sell such securities to the Investors. The terms and conditions set forth herein are subject to change and this letter does not constitute an offer, however, the Expense Reimbursement and Binding terms section of the document are binding. The issuance and sale of such securities is subject to completion of due diligence to the Investors’ satisfaction, the preparation of definitive documentation to effect this transaction that is mutually satisfactory to each party and, in the case of the Investors, that the Investors shall have determined that subsequent to the date hereof and prior to the closing of this transaction, there shall have been no material adverse developments relating to the business, assets, operations, properties, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole.

Issuer:	Vinco Ventures, Inc., a Nevada corporation

Investors:	Certain funds managed by a lead investor (“Lead Investor”) and certain other investors acceptable to Lead Investor (collectively, the “Investors”).

Securities:	Up to $38,000,000 in aggregate principal amount of Convertible Notes (the “Notes”) and warrants (the “Warrants”) to purchase shares of Common Stock, $0.001 par value, of the Company (the “Common Stock”).

Purchase Price:	$34,200,000, representing a 10% original issue discount.

Interest:	No coupon, unless an event of default has occurred. Interest after any Event of Default on any amounts under the Notes shall accrue at the rate of 18% per annum prior to such default being cured to the satisfaction of the Investors..

Ranking:	The Notes shall be senior secured obligations of the Company, secured by all assets of the Company and its Subsidiares, after giving effect to the consummation of the Merger (as defined below).

Maturity Date:	36 months from closing date.
Use of Proceeds:	Proceeds from the Notes (net of any amounts payable to the Investor(s) under “Fees and Expenses”) will be used as cash consideration payable upon consummation of the proposed joint venture with VVIP, LLC and acquisition by the joint venture of the publishing assets relating to the National Enquirer and Globe, which are currently owned by A360 (the “Merger” and such business to be acquired, the “Merger Target”).

Conversion Price:	The Notes will be convertible at 110% of the lower of (x) the consolidated closing bid price on the trading day immediately prior to the execution and delivery of the subscription agreement and (y) the arithmetic average of the volume weighted average price (“VWAP”) of each day during the five (5) consecutive trading day period ending on the trading day immediately prior to the execution and delivery of the subscription agreement.

Dividend Protection:	The holders of the Notes or Warrants shall be entitled to receive all dividends on shares of common stock underlying the Notes or Warrants, each on an as converted or exercised basis.

Registration:	The Company shall file within 15 days of closing and have declared effective within 45 days of closing (or 60 days after closing if there is an SEC comment) a registration statement (“Effectiveness Date”) on Form S-1 covering the resale of the Conversion Shares and the Warrant Shares. Beginning on the 16th day and 46th day (61st day in the event of an SEC review), respectively, post closing, and for every subsequent 30-day period that such registration statement has not been filed or declared effective, as applicable, the Company shall pay Lead Investor 1.5% of the Principal Amount outstanding in cash as liquidated damages. Liquidated damages for any thirty-day period in which the registration statement is actually filed or declared effective will be pro-rated for that thirty-day period. Registration should be subject to standard terms as reflected in a Registration Rights Agreement mutually acceptable to Lead Investor and the Company and included in the Definitive Documentation to be signed prior to Closing.

Principal Amortization Amount:	The Company shall repay the principal amount of the Notes in monthly installments of $2,850,000 with each installment payable at the beginning of each month, and the first installment starting on the third month beginning after the Closing Date (each, an “Installment Date”).

Payment Procedures for Principal Repayments:

At the Company’s option but subject to the Company’s satisfaction of equity conditions, the repayment amount shall be payable in registered Common Stock or a combination of cash and registered Common Stock.

The shares used to meet a Principal Repayment would be calculated as 85% of the lowest daily VWAP of the 10 trading days prior to the payment date.

To the extent that any portion of an installment is paid in cash, the cash repayment price shall be equal to 105% of the principal amount being repaid in cash.

The date that a Principal Repayment is due shall be a Principal Repayment Date and the Company must notify the investors of its intention to make each applicable Principal Repayment in (i) cash, or (ii) common stock, or (iii) a combination thereof, on the 16th trading day prior to each Principal Repayment Date (the “Notice Day”).

The Investors shall have customary amortization deferral and acceleration rights.

Anti-Dilution Protection:	There shall be anti-dilution protection on the Notes upon the issuance of any shares of Common Stock or securities convertible into shares of Common Stock below the then-existing conversion price.

Change of Control:	Upon completion of a Change of Control, the Holders may require the Company to purchase any outstanding Notes in cash at 125% of the greater of (a) par plus accrued but unpaid interest, if any or (b) the conversion value.

Events of Default and Early Amortization:	Standard events of default and remedies in case of any event of default will apply.

Covenants:	The Definitive Documentation will include standard negative and affirmative covenants (including liquidity covenants) for this type of financing that will apply prior to all outstanding amounts under the Convertible Note being repaid in full.

Warrants:	The Company shall issue a number of Warrants, each to purchase one share of Common Stock, in a quantity initially equal to 100% of the number of Common Shares issuable upon full conversion of the Notes. The Warrants shall expire five (5) years from their initial issuance date. The initial exercise price shall be equal to the initial Conversion Price, subject to adjustment. The Warrants shall have full ratchet anti-dilution (price protection only) upon the issuance of any shares of Common Stock or securities convertible into shares of Common Stock below the then-existing exercise price. The Warrants will also be subject to customary adjustments for stock splits, dividends, recapitalizations and similar events. The Warrants will be exercisable for cash; provided, however, if a prospectus covering the shares of Common Stock underlying the Warrants is not available, the Investor may exercise the Warrant using standard cashless exercise provisions. The Warrants will carry customary black scholes fundamental transaction and dividend protection provisions.

Most Favored Nation:	The Notes and Warrants shall include most favored nation provisions cover any other securities currently outstanding or issued by the Company in the future.

Right of Participation:	The Investor(s) shall have a right of participation for up to 40% in additional financings until the twelve month anniversary of the date the Notes are fully retired, subject to standard carve outs for stocks options and strategic transactions.

Conditions Precedent:	Customary conditions precedent, including:

● Consummation of the Merger on terms satisfactory to Lead Investor at its sole discretion;
● The Company procures the requisite shareholder approvals necessary for the issuance of the Notes & Warrants prior to the Closing Date;

● The execution of all Definitive Documentation for this transaction (including the provision of customary representations and warranties by the Company), corporate resolutions, legal opinions and closing certificates acceptable to Lead Investor and the Company and in compliance with all Nasdaq requirements;

● Compliance by the Company with all applicable regulatory, governmental and corporate requirements to the satisfaction of Lead Investor at its sole discretion;

● The completion of business, legal and financial due diligence on the Company and the Merger Target satisfactory to Lead Investor at its sole discretion; and

● Approval of the Board of Directors of the Company.

Taxes:	The Company will pay any and all stamp duties or withholding tax in connection with the issue of the Notes, as well as on any and all payments under the terms and conditions of the Notes. Standard tax gross-up provisions will apply in case of any withholding taxes applicable to any payments to Lead Investor under the terms and conditions of the Notes.

Expense Reimbursement:	The Company will pay for all of the Investor(s)’ due diligence and legal fees in relation to the transactions proposed in this Term Sheet, including but not limited to consultant fees, legal documentation charges and other fees.

Merger Target Exclusivity	The Company represents and warrants to Lead Investor that it has executed a binding agreement with the Merger Target providing the Company with the exclusive right to acquire the Merger Target for aggregate consideration of no more than $34,200,000, which exclusive right extends for a period of at least 120 days.

Announcement:	No later than 9 a.m. New York time, on February 7, 2023, the Company shall issue a press release announcing the material terms of this proposed transaction and the proposed Merger, and shall timely file an Interim Report on Form 8-K describing all the material terms of this proposed transaction, the proposed Merger and any related transactions in the form required by the 1934 Act (the “SEC Filing”). Neither the SEC Filing nor any public disclosure from the Company or its Subsidiaries shall include any reference to Lead Investor or the identity of the proposed Investors, and the Company shall use its reasonable best efforts to ensure that the Merger Target and its affiliates do not publicly disclose any reference to Lead Investor or the identity of the proposed Investors. In addition, effective upon such SEC Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of its officers, directors, affiliates, employees or agents, on the one hand, and Lead Investor or any of its affiliates, on the other hand, shall terminate. Effective upon such SEC Filing, Lead Investor shall not be in possession of any material, non-public information regarding Company or any of its subsidiaries, to the extent previously received from or on behalf of such parties.

Disclosure:	The Company shall not, and shall cause its subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide Lead Investor or any of its afilliates with any material, non-public information regarding the Company or any of its subsidiaries from and after the date hereof unless prior thereto Lead Investor shall have consented in writing to the receipt of such information and agreed with the Company to keep such information confidential.

Governing Law (Definitive Documentation):	The Definitive Documentation in relation to the Notes will be governed by the laws of the State of New York, USA

Governing Law:

This Term Sheet shall be governed by and construed in accordance with the laws of the State of New York, USA, without regard to the conflict of laws provisions thereof.

This Term Sheet does not constitute a binding agreement except for this section and the sections titled “Expense Reimbursement,” “Merger Target Exclusivity,” “Announcement,” “Disclosure” and “Binding Terms.”

Binding Terms:

This term sheet does not constitute a contractual commitment of the Company or the Investors, but merely represents proposed terms for the proposed transaction. The parties agree to negotiate in good faith the contemplated transactions in an expeditious manner. Until definitive documentation is executed by all parties, there shall not exist any binding obligation, other than as described in “Expense Reimbursement” and in this paragraph, on the part of any party to consummate the transaction described herein or otherwise. Until the 160-day anniversary of the date of the agreement of the parties hereto to cease negotiations of the transactions contemplated hereby (the “Termination Date”), the Company and/or its agents shall not directly or indirectly solicit, initiate, consider or encourage any proposal or offer from any other party or otherwise enter into any agreement, whether binding or non-binding, relating to any capital raising transaction and the Investor shall have the exclusive right to negotiate and execute definitive documentation for a capital raising transaction prior to the Termination Date. From the date hereof until the Termination Date, if the Company does consummate, or execute any term sheet or agreement with respect to, a financing with another third party notwithstanding the prohibition contained herein, (i) the Company shall remit to Investor or its designee a cash fee equal to 5.0% of the maximum principal amount of the Note stated in this Term Sheet and (ii) the Company shall offer Investor the right to participate to the greatest extend desired by the Investor for up to 50% of any third party transaction the Company completes from and including the date of any such breach through the 180-day anniversary of the Termination Date on identical terms to all other investors in such transaction. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to Investor and that the remedy at law for any such breach would be inadequate. The Company therefore agrees that, in the event of any such breach of threatened breach, Investor shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, with the necessity of showing economic loss and without any bond or other security being required. The parties further agree, following the execution hereof, to keep this term sheet confidential until the earlier of the public announcement of the Company’s intention to raise the capital contemplated herein or termination of discussions amongst the parties.

This term sheet will be considered void if it is not executed by the Company prior to the close of business on ________ __, 2023. By executing this term sheet, the Company represents and warrants that it has obtained the necessary Board of Directors’ and/or other approvals to cause this term sheet to be duly authorized, executed and delivered.

Agreed and accepted this_________ day of February ____ 2023 by	Agreed and accepted this 3rd_________ day of February ____2023 by

Vinco Ventures, Inc.	LEAD INVESTOR

By:	By:
Name:	Name:
Title:	Title: